Exhibit 3.1

May 8, 2019 Amendment to the Articles of Association of Nightstar Therapeutics plc

The Articles of Association of Nightstar Therapeutics plc are amended by the adoption and inclusion of the following new article 141 after existing article 140:

141.	SCHEME OF ARRANGEMENT

141.1

In this Article, references to the “Scheme” are to the scheme of arrangement dated 9 April 2019 between the Company and the holders of Nightstar Scheme Shares (as defined in the Scheme) under Part 26 of the Act in its original form or with or subject to any modification, addition or condition agreed by the Company and Biogen Switzerland Holdings GmbH (“Bidder”) (which expression includes any other name which Bidder may adopt from time to time) and which the Court may approve and (save as defined in this Article) expressions defined in the Scheme shall have the same meanings in this Article.

141.2

Notwithstanding any other provision of these Articles or the terms of any resolution, whether ordinary or special, passed by the Company in general meeting, if the Company issues any ordinary shares (other than to Bidder or Tungsten Bidco Limited, a wholly-owned subsidiary of Bidder (“Bidco”) or any parent undertaking or subsidiary undertaking or nominee of Bidder or Bidco) on or after the adoption of this Article and on or prior to the Scheme Record Time (as defined in the Scheme), such shares shall be issued subject to the terms of the Scheme (and shall be Nightstar Scheme Shares for the purposes thereof) and the original or any subsequent holder or holders of such ordinary shares shall be bound by the Scheme accordingly.

141.3

Subject to the Scheme becoming Effective, if the Company issues or is obliged to issue any ordinary shares in the Company to any person (a “New Member”) after the Scheme Record Time (other than under the Scheme or to Bidder, Bidco or any parent undertaking or subsidiary undertaking or nominee of Bidder or Bidco) (the “Post-Scheme Shares”), such New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) will, provided the Scheme has become Effective, be obliged to transfer all the ordinary shares in the Company held by the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) to Bidco (or as Bidco may direct) who shall be obliged to acquire all of the Post-Scheme Shares. In consideration for the transfer of the Post-Scheme Shares, the purchaser shall pay to the New Member the Consideration for each Post-Scheme Share transferred to it (or such lesser or greater amount as may be payable for Nightstar Scheme Shares under the Scheme if each Post-Scheme Share were a Nightstar Scheme Share), provided that any New Member may, prior to the issue of any Post-Scheme Shares to such New Member pursuant to the exercise of an option or satisfaction of an award under any of the Nightstar Share Schemes, give not less than five Business Days’ written notice to the Company in such manner as the board shall prescribe of their intention to transfer some or all of such Post-Scheme Shares to their spouse or civil partner. Any such New Member may, if such notice has been validly given, on such Post-Scheme Shares being issued to such New Member, immediately transfer to their spouse or civil partner any such Post-Scheme Shares, provided that such Post-Scheme Shares shall then be immediately transferred from that spouse or civil partner to Bidco (or as Bidco may direct) pursuant to this Article as if the spouse or civil partner were a New Member. Where a transfer of Post-Scheme Shares to a New Member’s spouse or civil partner takes place in accordance with this Article, references to “New Member” in this Article shall be taken as referring to the spouse or civil partner of the New Member. If notice has been validly given pursuant to this Article but the New Member does not immediately transfer to their spouse or civil partner the Post-Scheme Shares in respect of which notice was given, such shares shall be transferred directly to Bidco (or as Bidco may direct) pursuant to this Article.

For the purposes of this Article, “Nightstar Share Schemes” means:

(i)	the Nightstar Therapeutics plc 2017 Equity Incentive Plan; and

(ii)	the terms governing the Pre-IPO Equity Awards,

each as amended from time to time.

141.4

On any reorganisation of, or material alteration to, the share capital of the Company (including, without limitation, any subdivision and/or consolidation) effected after the Effective Date, the amount of Consideration due to a New Member for each Post-Scheme Share pursuant to Article 141.3 above may be adjusted by the board of the Company and the directors of Bidder in such manner as the auditors of the Company may determine to be appropriate to reflect such reorganisation or alteration. References in this Article to ordinary shares shall, following such adjustment, be construed accordingly.

141.5

To give effect to any transfer of Post-Scheme Shares, the Company may appoint any person as attorney and agent for the New Member (the “agent”) to transfer the Post-Scheme Shares to Bidco (or as Bidco may direct) and do all such other things and execute and deliver all such documents as may in the opinion of the agent be necessary or desirable to vest the Post-Scheme Shares in Bidco (or another person as directed by Bidco), and pending such vesting to exercise all such rights attaching to the Post-Scheme Shares as Bidco may direct. If an agent is so appointed, the New Member shall not thereafter (except to the extent that the agent fails to act in accordance with the directions of Bidco) be entitled to exercise any rights attaching to the Post-Scheme Shares unless so agreed by Bidco. The agent shall be empowered to execute and deliver as transferor a form of transfer or other instrument or instruction of transfer on behalf of the New Member (or any subsequent holder) in favour of Bidco and/or another person as directed by Bidco and the Company may give a good receipt for the Consideration for the Post-Scheme Shares and may register Bidco and/or another person as directed by Bidco as holder thereof and issue to it certificates for the same. The Company shall not be obliged to issue a certificate to the New Member for the Post-Scheme Shares. Bidco shall, subject to Article 141.3 above, settle the Consideration due to the New Member within 14 days of the issue of the Post-Scheme Shares to the New Member.

141.6

Notwithstanding any other provision of these Articles, neither the Company nor the board shall register the transfer of any Nightstar Scheme Shares effected between the Scheme Record Time and the Effective Date.

141.7	If the Scheme shall not have become Effective by the date referred to in Clause 5 of the Scheme, this Article 141 shall be of no effect.